RAINBOW UNICORN GAMES, PBC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Rainbow Unicorn Games, PBC
Arlington, Massachusetts

We have reviewed the accompanying financial statements of Rainbow Unicorn Games, PBC (the "Company,"), which comprise the balance sheet as of December 31, 2023, and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 5, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5,631	$	8,919
Total Current Assets		**5,631**		**8,919**
Total Assets	$	**5,631**	$	**8,919**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Credit Card	$	-	$	283
Simple Agreement for Future Equity (SAFEs)		280,743		258,088
Total Liabilities	$	**280,743**	$	**258,371**
STOCKHOLDERS EQUITY				
Common Stock		0		-
Shareholder Distribution		(57,306)		(57,306)
Additional Paid in Capital		7,882		-
Members' Equity		-		3,417
Retained Earnings/(Accumulated Deficit)		(225,689)		(195,563)
Total Stockholders' Equity		**(275,112)**		**(249,452)**
Total Liabilities and Stockholders' Equity	$	**5,631**	$	**8,919**

See accompanying notes to financial statements.

RAINBOW UNICORN GAMES PBC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	85,138	$	179,178
Cost of Goods Sold		-		-
Gross Profit		85,138		179,178
Operating Expenses				
General and Administrative		112,007		335,651
Sales and Marketing		3,815		6,387
Total Operating Expenses		115,821		342,038
Operating Income/(Loss)		(30,683)		(162,860)
Interest Expense		-		-
Other Loss/(Income)		(557)		32,703
Income/(Loss) before provision for income taxes		(30,126)		(195,563)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(30,126)**	**$**	**(195,563)**

See accompanying notes to financial statements.

RAINBOW UNICORN GAMES PBC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Shareholder Distribution	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date- January 6, 2022							
Owners Drawings				$ (57,306)			$ (57,306)
Members' Contribution					$ 3,417		$ 3,417
Net Income/(Loss)						(195,563)	(195,563)
Balance—December 31, 2022	-	$ -	$ -	$ (57,306)	$ 3,417	$ (195,563)	$ (249,452)
Members' Contribution					4,466		4,466
Conversion from LLC to PBC	68,333	$ 0	7,882		(7,882)		-
Net Income/(Loss)						(30,126)	(30,126)
Balance—December 31, 2023	68,333	$ 0	$ 7,882	$ (57,306)		$ (225,689)	$ (275,112)

See accompanying notes to financial statements.

RAINBOW UNICORN GAMES PBC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(30,126)	$	(195,563)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Fair value in excess of stated value of derivative instrument		2,904		33,088
Changes in operating assets and liabilities:				
Credit Cards		(283)		283
Net cash provided/(used) by operating activities		**(27,504)**		**(162,192)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		4,466		3,417
Capital Distribution		-		(57,306)
Borrowing on SAFEs		19,750		225,000
Net cash provided/(used) by financing activities		**24,216**		**171,111**
Change in Cash		(3,288)		8,919
Cash—beginning of year		8,919		-
Cash—end of year	**$**	**5,631**	**$**	**8,919**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Rainbow Unicorn Games PBC was incorporated on January 6, 2022, as Rainbow Unicorn Games LLC in the state of Delaware. On April 24, 2023, Rainbow Unicorn Games LLC converted to Rainbow Unicorn Games, PBC. The financial statements of Rainbow Unicorn Games, PBC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Arlington, Massachusetts.

Rainbow Unicorn Games PBC is registered as a public benefit corporation. The Corporation's specific benefit purpose is to build a stronger games market with a company led by a team of diverse creators making worlds for a diverse audience. The Corporation will grow the games business through transparency of business practices and with community and socially conscious offerings that its customers can feel good about investing in and playing. We create develop and self-publish video games and also do business as consultants and co-developers to other video game companies.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Rainbow Unicorn Games, PBC is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.

- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $3,815 and $6,387, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 5, 2024, which is the date the financial statements were issued.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,000 shares of common stock with par value of $0.000001. As of December 31, 2023, 68,333 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 100,000 shares of Preferred Stock with no par value. As of December 31, 2023, none of the shares of Preferred Stock have been issued and are outstanding.

4.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Discount	As of Year Ended December 31, 2023	As of Year Ended December 31, 2022
Safes 2022	$ 225,000	Fiscal Year 2022	85%	$ 225,000	$ 225,000
Safes 2023	$ 19,750	Fiscal Year 2023	85%	$ 19,750	$ -
Fair value in excess of stated value of derivative instrument				$ 35,993	$ 33,088
Total SAFE(s)	**$ 244,750**			**$ 280,743**	**$ 258,088**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity

Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's security holders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor. If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. 1 (d): In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i)

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (8,737)	$ -
Valuation Allowance	8,737	-
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (8,737)	$ -
Valuation Allowance	8,737	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $30,126, and the Company had state net operating loss ("NOL") carryforwards of approximately $30,126. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

On April 19, 2023, the Company entered into an Exclusive Licensing Agreement with Incantrix LLC, a corporation formed under the laws of the State of Massachusetts (which is owned by one of its shareholders) – Rainbow Unicorn Games desires to produce a mobile games based on the Romancing Jan Franchise (as defined herein) for distribution via the Licensed Platforms; and Incantrix owns or has the exclusive third party rights necessary to grant the Licensed Rights and is willing to license to Rainbow Unicorn Games the Licensed Properties, on an exclusive basis for inclusion in the Games pursuant to the terms and conditions of this Agreement.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 5, 2024, which is the date the financial statements were available to be issued.

On April 1, 2024, the Company entered SAFE agreement with Launch It Labs in the amount of $100,000 with discount rate of 85%. During 2024, the Company issued an additional $3,500 of SAFEs, with discount rate of 85%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $30,683, an operating cash flow loss of $27,504, and liquid assets in cash of $5,631, which less than a year's worth of cash reserves as of December 31, 2023. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.